

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 22, 2015

<u>Via E-mail</u>
Kirstin McTaggart
Chief Compliance Officer
Sprott Physical Platinum and Palladium Trust
Suite 2700, South Tower
Royal Bank Plaza, 200 Bay Street
Toronto, Ontario, Canada, M5J 2J1

     Re: Sprott Physical Platinum and Palladium Trust
             Form 40-F for Fiscal Year Ended December 31, 2013
             Filed March 31, 2014
             File No. 001-35765

Dear Ms. McTaggart:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                        Sincerely,

                        /s/ Jennifer Gowetski

                        Jennifer Gowetski
                        Special Counsel